SEC FILE NO. 70-7727

                                        and

                               SEC FILE NO. 70-8593





                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549







                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS













                                    GPU, Inc.

                             GPU International, Inc.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

 - - - - - - - - - - - - - - - - - - - - - -

                                             :

    In the matter of                         :

    GPU. INC.                                :  Certificate Pursuant

    GPU INTERNATIONAL, INC.                  :  to Rule 24 of Partial

                                             :  Completion of

    SEC File No. 70-7727                     :  Transactions

    SEC File No. 70-8593                     :

    (Public Utility Holding Company Act      :

    of 1935)                                 :

                                             :

 - - - - - - - - - - - - - - - - - - - - - -



 TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:



    The  undersigned, GPU,  Inc.  ("GPU")  (formerly General  Public  Utilities

 Corporation)  and  GPU  International,  Inc.  ("GPU International")  (formerly

 Energy Initiatives, Inc.) hereby certify pursuant to Rule 24 of  the Rules and

 Regulations under the Public Utility Holding Company Act of 1935  (the "Act"),

 that certain of  the transactions  proposed in the  Applications, as  amended,

 filed in SEC  file No. 70-7727  and SEC File  No. 70-8593, respectively,  have been carried out in accordance with the Commission's Orders dated November 16,

 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,

 and  June  26,  1990  with  respect  to  the   transactions  proposed  in  the

 Application,  as amended, in SEC File No. 70-7727, and the Commission's Orders

 dated, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593,

 as follows:



    The  following  is reported  in accordance  with  Supplemental  Order dated

 November 16, 1995 for SEC File No. 70-7727:



    1.  Financial Statements

           A copy  of GPU International's  audited Consolidated  Balance Sheets as  of  December 31,  1996  and 1995  and  audited Consolidated  Statements of

 Operations for  the years  ended  December 31,  1996 and  1995  will be  filed separately under a request for confidential treatment pursuant to Rule 104(b).



    2.  Business Activities



           Project Development

           GPU International  signed a partnership  agreement in  December 1995 with  Societe  Nationale  d'Electricite  du Senegal  (SENELEC),  the  national utility of  Senegal, to assist the African utility with enhancing its electric

 generation  and distribution  operations.   It  is  the first  such  agreement

 between a U.S. electric utility and a utility from Africa.



           In December 1996,  GPU International and Ballard Power Systems (BPS)

 entered  into an agreement for  the commercialization of  stationary fuel cell power plants.  Under the terms of the agreement, BPS created a new subsidiary,

 Ballard Generation Systems,  Inc. (BGS)  which will  develop, manufacture  and market  stationary fuel  cell  power plants  worldwide  and will  be  based in

 British Columbia,  Canada.   BPS will  supply the fuel  cells for  these power
 plants.   GPU International  has committed to  invest $23.25 million  over the next two  years in BGS for  up to a 19.3%  equity interest in BGS,  two 250 KW fuel  cell power  plants for  field trials,  and non-transferable  warrants to

 purchase  100,000 common  shares in BPS.   See  Order dated  December 17, 1996

 (HCAR No. 35-26631)  and Supplemental Order dated December 26,  1996 (HCAR No.

 35-26635).



           GPU  International announced plans to expand its efforts to identify and develop sustainable  energy projects  in Latin America  by establishing  a representative office in San Jose, Costa Rica.  Such projects will include the commercialization of emerging technologies, the establishment and operation of rural and  remote electrification business,  and the  development of  projects qualified  under the  Joint Implementation  mechanism established  through the

 Framework Convention on Climate Change.



           GPU International, through  its Technology Ventures group,  has been pursuing several projects in Costa Rica.  Among its  activities are consulting services  to  Guanacaste Conservation  Area in  the  development of  an Energy

 Master Plan and consulting services to a national power and light company with respect to the development and implementation of a pilot program  for electric vehicles in Costa Rica.



           In  May 1996, GPU  International completed a  $150 million financing for  the construction of a 300 megawatt ( MW ) gas-fired cogeneration facility with energy and capacity to be sold to Georgia Power  Company. Construction of the  facility which  will  be located  in  Houston County,  Georgia,  began in

 November  1996 and commercial operation is scheduled for February 1998.



           GPU  International  also  continued  to   engage  in  other  project

 development activities  both  domestically and  internationally (including  in

 Europe, Asia, Philippines, and South America).



 Project Related Services

           GPU International  continued to  provide management,  administrative and/or  operating  services to  the  following  projects (either  directly  or through subsidiaries), in  which GPU  International has a  direct or  indirect ownership interest:



           Project          Project Owner                    Location

           Marcal        Prime Energy L.P.                       NJ

           Berkeley      OLS Acquisition Corp.                   CA*

           Chino         OLS Acquisition Corp.                   CA

           Camarillo     OLS Acquisition Corp.                   CA

           Onondaga      Onondaga Cogeneration L.P.              NY

           Lake          Lake Cogen L.P.                         FL

           Pasco         Pasco Cogen L.P.                        FL

           Syracuse      Project Orange Associates L.P.          NY

           Ada           Ada Cogeneration L.P.                   MI**

           Brooklyn      Brooklyn Energy L.P.                 Canada

           Mid-Georgia   Mid-Georgia Cogen, L.P.                 GA



 *  GPU International s interest in this project was sold in January 1997.

 ** GPU International s interest in this project was sold in November 1996.



 3. Guarantees which GPU has Agreed to Grant

           No matters to be reported.



 4. Guarantees Issued

           GPU International  or GPU, for the benefit of GPU International, has obtained the following standby  letters of credit which were  effective during the period October 1, 1996 through December 31, 1996:



           (a)    On February 26, 1996,  a letter of credit in  the face amount of  $30,000  was issued  by Citibank  pursuant to  its credit

                  agreement   with   GPU   International    ("Citibank   Credit

                  Agreement")  to  support  a  bid  for  a  500  MW  coal-fired

                  generating  plant in  Punjab  State,  India.   The letter  of

                  credit  carries a fee equal to 0.5  of 1 percent per annum of the face amount, plus a .10 percent fronting fee, and expires on May 26, 1997.



           (b)    On December 8, 1996, a letter of credit in the face amount of

                  $1,788,850,  issued  on December  8,  1995  and scheduled  to expire on December 8, 1996, was extended to December 8, 1997.

                  The letter of  credit was issued by Citibank pursuant  to the

                  Citibank  Credit  Agreement  in  favor  of  Wisconsin  Public

                  Service  Company  to  support  Polsky   Energy  Corp's  (PEC)

                  commitment to construct a 236 MW cogeneration facility pursuant to its Power Sales Agreement with Wisconsin Public

                  Service  Company. The letter of credit carries a fee equal to

                  0.5 of  1 percent per  annum of the  face amount,  plus a .10 percent fronting fee.



           (c)    On June 16, 1994, a letter of credit in the face amount of $5 million was issued by Chase Manhattan Bank in favor of Mellon

                  Bank  to  support  debt  service  coverage  on  the  Onondaga

                  Project.  The letter of  credit carries a fee equal to 0.7 of

                  1 percent per annum of  the face amount, and expires on  June

                  16,  1997.    GPU  entered  into  the  related  reimbursement

                  agreement.



           (d)    On December 11, 1996, a  letter of credit in the  face amount of $9.7  million issued on  March 11, 1994  and scheduled  to expire on December  11, 1996, was extended to June  11, 1997.

                  The  letter of credit was issued by Canadian Imperial Bank of

                  Commerce, in  favor of The  Mutual Life Assurance  Company of

                  Canada to  support GPU International's  equity commitment  to

                  Brooklyn  Energy  Limited  Partnership,  an  exempt wholesale generator  ("EWG").  The letter of credit carries a fee equal to  0.625 of  1 percent per  annum of  the face  amount.  GPU entered into the related reimbursement agreement.



           In addition,  the following guarantees  were outstanding  during the period October 1, 1996 through December 31, 1996:

           (a)    As  of  October 18,  1995,  a  guarantee  of  amounts  up  to

                  $122,750,000 was made  by GPU for the benefit of  the Bankers

                  Trust Company  as collateral agent  on behalf  of the  Equity

                  Bridge Lenders and the Secured Parties in connection with the

                  Termobarranquilla project in Colombia.



           (b)    GPU  International  has guaranteed  the  obligations  of  GPU

                  Power,  Inc. ("GPU  Power")  (formerly EI  Power,  Inc.), GPU

                  International  Latin  America,  Ltda. (formerly  EI  Services

                  Colombia, Ltda.) and International  Power Advisors, Inc. (the

                  Operators), under the operations and maintenance agreement in

                  the   Colombia  project.  Pursuant  to   the  guarantee,  GPU

                  International   has   guaranteed   the  performance   of  the

                  Operators, of which the limit of liability is $5 million.



           (c)    GPU  has  guaranteed  payments  to General  Electric  Capital

                  Corporation of amounts up to the lesser of six months average rent (approximately $7,026,000) or $10 million, to the extent

                  Lake Cogen, Ltd.  fails to pay rent when  due under the terms of the project lease or chooses not to renew  the lease after its initial 11-year term.  In addition, GPU has guaranteed to pay  any  documentary  stamp  taxes and  intangible  personal property taxes should these taxes  become due and payable  in connection with the lease.



           (d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation ("EI Fuels"),

                  under  the  Natural  Gas  Facilities  Agreement  ("Facilities

                  Agreement"),  dated as of November 30, 1995.  Pursuant to the guarantee, GPU International has  guaranteed the payments  of

                  EI Fuels  to the City of  Warner Robins (the  "City") for (a)

                  Fixed  Monthly Lease  Charge  (as defined  in  the Facilities

                  Agreement)  and  (b)   any  and  all  extensions,   renewals,

                  modifications, amendments or substitutions of  the foregoing.

                  The Fixed Monthly Lease Charge is $24,000, payable commencing on  the  in  service date,  subject to  reduction  in certain circumstances, for a term of 31 years.

           (e)    GPU  has  guaranteed up  to  $32 million  for the  purpose of funding,  on an interim basis,  the equity investment in Mid-

                  Georgia  Cogen  L.P.,  which  will  be  used  to finance  the construction  of the facility.  GPU has also guaranteed up to

                  an   additional $9 million in letter of credit obligations on

                  behalf of Mid-Georgia.



    5.  Services obtained from associated companies

           Services  obtained from  GPU  Service,  Inc. (formerly  GPU  Service

 Corporation) consisted  of (i)  administrative, internal auditing,  accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided during  the period October 1, 1996 through December 31,

 1996 was $154,622.

    6.  Services provided to associated companies

           A  description  of   services  provided  by  GPU   International  to

 associate companies during  the period  October 1, 1996  through December  31,

 1996 will be filed separately under a request for confidential treatment under

 Rule 104(b).



    7.  Investments  by   GPU  in   Qualifying  Facilities,  Exempt   Wholesale

 Generators and Foreign Utility Companies, Percentage of Equity Ownership

           Set forth  below is a summary of  the direct or indirect investments by  GPU, as  of December  31, 1996  in qualifying  facilities (QFs),  EWGs and foreign  utility  companies  (FUCOs), as  well  as  the  percentage of  equity ownership.

                         Book Value
                   FUCO, of GPU       GPU's%  Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 12/31/96  Owner-                           Type of
 Company           EWG    ($000)      ship        Name of Entity       Entity


 Prime Energy, LP  QF    $  5,748      50%    Prudential Insurance     Domestic
                                                Company of America

 OLS Power, LP     QF        -          1%    Prudential Insurance     Domestic
                                                Company of America

 Onondaga          QF      18,183      50%    New York Cogenco, Inc.   Domestic
 Cogen,  LP

 Lake Cogen, Ltd   QF       3,354     49.9%   Lake  Interest  Holding, Domestic
                                                Inc.

 Project Orange    QF          29       4%    G.A.S.Orange Partners,LP Domestic
 Associates, LP                               NCP Syracuse Inc.            "
                                              Syracuse Investment Inc.     "
                                              Stewart & Stevenson          "
                                                Operations, Inc.
                                              Met Life Capital Corporation  "

 Ada Cogenera-     QF          -         -    Cogen Development Co.
 Domestic
 tion, LP(1)                                  Coenergy Ventures, Inc.      "
                                              MCNIC Ada GP, Inc.           "

 Pasco Cogen,      QF      15,468      49.9% PAS Power Company         Domestic
 Ltd.                                         Pasco Int. Holding, Inc.     "

 FPB Cogenera-     QF        -         30%    FPB Cogen, Inc.          Domestic
 tion Partners,                               FPB California               "
 LP                                             Cogeneration Corp.

 Selkirk Cogen     EWG &   14,343      19%    JMC Selkirk, Inc.        Domestic
 Partners, LP      QF                         Cogen Technologies           "
                                                Selkirk GP, Inc.
                                              Cogen Technologies           "
                                                Selkirk, LP
                                              JMCS I Investors, LP         "

 Empresa           EWG      50,518     50%    Cititrust (Bahamas)      Foreign
 Guaracachi S.A.                                Limited

 Guaracachi        EWG     34,559*    100%    Not Applicable              N/A
 America, Inc.

 GPU Power, Inc.   EWG     33,570*    100%    Not Applicable              N/A




                         Book Value
                   FUCO, of GPU       GPU's%    Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 12/31/96  Owner-                            Type of
 Company           EWG    ($000)      ship        Name of Entity        Entity


 EI International  EWG     $ (51)     100%    Not Applicable              N/A

 GPU International EWG       (39)*    100%    Not Applicable              N/A
 Latin America,
 Ltda

 Solaris Power     FUCO   124,742      50%    Australian Gas Light,     Foreign
                                                Co.

 Victoria Electric FUCO   123,450*    100%    Not Applicable              N/A
 Inc.

 Midlands          FUCO   601,055      50%    Cinergy Corp.
 Domestic
 Electricity plc

 Termobarranquilla EWG        (52) 28.545%    ABB Energy Ventures,      Foreign
 S.A.                                           Inc.
                                              Lancaster Distral Group      "
                                              Corporacion Electrica        "
                                                De la Costa Atlantica

 EI Barranquilla,  EWG       (271)*   100%    Not Applicable              N/A
 Inc.

 Barranquilla      EWG         59     100%    Not Applicable              N/A
 Lease Holdings, Inc.

 Los Amigos Leas-  EWG         51*    100%    Not Applicable              N/A
 ing Company, Ltd.

 EI Services       EWG         87     100%    Not Applicable              N/A
 Canada, Ltd.

 EI Canada         EWG       (340)*   100%    Not Applicable              N/A
 Holding, Ltd.

 EI Brooklyn       EWG       (411)*   100%    Not Applicable              N/A
 Investment, Ltd.

 EI Brooklyn       EWG       (428)*   100%    Not Applicable              N/A
 Power, Ltd.


                         Book Value
                   FUCO, of GPU       GPU's%    Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 12/31/96  Owner-                            Type of
 Company           EWG    ($000)      ship        Name of Entity        Entity


 Brooklyn Energy,  EWG   $   (420)     75%    Polsky Energy Corp.       Foreign
 LP                                             of Brooklyn
                          _______             Brooklyn CoGen Limited    Foreign

 GPU's Aggregate
  Investment*            $833,063



 (*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.


 (1) GPU International sold its 1 percent general partnerhsip interest in Ada Cogeneration, L.P. on November 1, 1996


           As of  December 31,  1996, GPU also owned,  directly or  indirectly,

 interests in  the following EWGs,  in which  its aggregate investment  did not exceed  $10,000:  International  Power  Advisors,  Inc.;  Austin  Cogeneration

 Corporation; Austin Cogeneration Partners,  L.P.; Hanover Energy  Corporation;

 EI Power (China), Inc.;  China Power Partners, L.P.; EI Power  (China)I, Inc.;

 Ming  Jiang  Power Partners,  L.P.; EI  Power  (China)II, Inc.;  Nanjing Power

 Partners, L.P.; EI Power (China) III, Inc.; and Zhuang He Power Partners, L.P.

 GPU owns  a 50%  interest  in China  Power Partners,  L.P.,  Ming Jiang  Power

 Partners,  L.P., Nanjing Power Partners,  L.P., and Zhuang  He Power Partners,

 L.P.   The remaining  interests are owned  by Intesol  International, Ltd.,  a

 Hawaii corporation.  GPU owns a 100% interest in each of the other EWGs.



 8.     During the period  October 1, 1996 through December 31,  1996 there was no  intellectual  property  provided  to GPU  International  by  any associate company, or provided by GPU International to any associate company.



                     _______________________________________



    In  accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File

 No.  70-8593, and  in addition  to the  reimbursement agreements  described in items 4 above, the following is reported:



    1.  Financial Statements

        A copy  of GPU  Electric, Inc.'s ( GPU Electric )  audited Consolidated

 Balance  Sheets as  of December  31, 1996  and 1995  and audited  Consolidated

 Statements of Operations for the  years ended December 31, 1996 and  1995 will be filed separately  under a  request for confidential  treatment pursuant  to

 Rule 104(b).



    2.  Investments in Exempt Entities

        In  connection  with   the  acquisition  of  Midlands  Electricity  plc

 ("Midlands") discussed in Item 3 below, EI UK Holdings, Inc. ("EI UK") entered into a term  loan agreement (the "Term Loan") dated as  of May 6, 1996, with a syndicate of banks, the  Chase Manhattan Bank, N.A., as  administrative agent,

 Citibank,  N.A., as  syndication agent,  Citicorp  Securities, Inc.  and Chase

 Securities Inc., as arrangers.   The Term  Loan provides, among other  things,

 for EI UK borrowings  from time to time of up to  pounds sterling 350 million,

 or  approximately U.S. $599 million,  through a GPU  guaranteed five-year bank term loan facility terminating on May 6, 2001.



    The borrowing interest rate is based on the LIBOR plus an applicable margin

 as defined in the Term  Loan corresponding to the debt ratings of GPU.   As of

 December  31, 1996,  EI UK  had aggregate  borrowings of  pounds sterling  342 million,  or approximately  U.S. $585.7  million, outstanding  under the  Term

 Loan.   EI  UK invested such  funds in  Midlands through  Avon Energy Partners

 Holdings ("Holdings").   The borrowings  bear interest at  6.7125 percent  per

 annum, which was based on the LIBOR  at December 9, 1996, plus a .525  percent margin.



        On November  22, 1995,  GPU acquired  all of  the capital stock  of GPU

 Electric  and  made  capital   contributions  of  $48  million.   The  capital

 contributions were used by  GPU Electric to acquire Solaris  Power ("Solaris")

 (through  Victoria  Electric, Inc.).  During  August  1996, Victoria  Electric

 Holdings, Inc., a wholly owned subsidiary  of GPU Electric, was established to hold the investment in Victoria Electric, Inc.



        On November  20, 1995, GPU  Electric entered into  a credit  agreement,

 dated as of November 20, 1995, (the "Credit Agreement"), with Citibank Limited as  the  Participant and  Arranger, for  which  Citisecurities Limited  is the

 Agent. The Credit Agreement provides, among other things, for revolving credit borrowings by GPU Electric from time to time through November 20, 1998, subject to extensions for two years at the sole discretion of the Participant,

 in amounts not to exceed an aggregate of Australian $95 million outstanding at any one time. In August 1996, the Credit Agreement was transferred to Victoria

 Electric Holdings,  Inc.  Borrowings are  guaranteed by GPU.   The proceeds of

 such borrowings were used to fund, in part, GPU s investment in Solaris.



        Notes issued  under the  Credit  Agreement bear  interest at  the  Bill

 Discount Rate  which  is equal  to the  mean  "bid rate"  quoted  on the  page entitled  "BBSY" on  the Reuters Monitor  System at  or about  10:00am (Sydney time) on the Funding Date. As of December 31, 1996,  the remaining outstanding

 balance  of   the  borrowing   amounted  to   Australian  $90.1   million,  or

 approximately U.S. $71.6 million.



        Other investments in exempt  entities are  described in items  2 and  4 above under 70-7727.



 3.     Description of Exempt Entities in Which There are Funds Invested



 Selkirk Cogen Partners, L.P. (Selkirk)

        Selkirk  owns   and  operates  two  natural   gas-fired  combined-cycle

 cogeneration  facilities located in Bethlehem,  New York.   The facilities are

 79.9 and 265 megawatts (MW) each with a combined average net capacity of 344.9

 MW producing steam and electricity.



 Brooklyn Energy, L.P. (Brooklyn)

           GPU International has agreed to contribute Canadian $12.944 million, or approximately U.S. $9.7 million, in equity and an additional Canadian $1 million, or approximately U.S. $0.7 million, in subordinated debt to Brooklyn,

 which owns  a  24 MW  wood  and  oil-fired cogeneration  facility  located  in

 Brooklyn, Nova Scotia, Canada.  Commercial operation of the facility commenced in April 1996.







 Empresa Guaracachi, S.A.

        In  July 1995,  GPU Power, through  Guaracachi America,  Inc., acquired from the Bolivian  Government a 50% interest  in Empresa Guaracachi, S.A.,  an electric generating company having an aggregate capacity of 216 MW of  natural

 gas-fired  and  oil-fired generation  for  approximately  $47  million.    The

 facilities are  located in Bolivia  in and  around the cities  of Santa  Cruz,

 Sucre and Potosi with their total capacity representing one-third of Bolivia's

 generation capacity.   GPU Power's investment  of $47 million will  be used by

 the year  2002 to expand  the generating facilities to  meet Bolivia's growing demand.



 Solaris Power ("Solaris")

        In  November  1995,  GPU  Electric,  through  Victoria Electric,  Inc.,

 together with the Australian  Gas Light Company, acquired Solaris for  a total purchase  price of  approximately $712  million, of  which GPU  Electric's 50%

 share is $356 million.  GPU Electric has made an equity investment in  Solaris of approximately $112 million; the balance of the  purchase price was provided through  non-recourse borrowings by Solaris from an Australian bank syndicate.

 Solaris, which provides electric service to more than 230,000 customers in and around Melbourne, Australia, was  sold by the government of Victoria through a competitive  bid as  part  of  that  state's  privatization  of  the  electric industry.



 Termobarranquilla, S.A.

        In October 1995,  GPU Power, through  EI Barranquilla,  Inc., completed the  financing for and acquired a 28.545% interest in Termobarranquilla, S.A.,

 Empresa de Servicios Publicos  ("TEBSA"), a 240 MW gas-fired  generating plant in Barranquilla, Colombia and began the construction of a new 750 MW gas-fired

 plant   adjacent  to   the  existing   plant  (the   "Barranquilla  Project").

 Electricity generated by these plants will be sold to Corporacion Electrica de

 la  Costa Atlantica under a 20-year contract.   Total project costs, including

 the  acquisition of  the existing  plant, are  approximately $750  million, of which  GPU Power's  equity contribution  is expected  to be  approximately $65 million.



 Barranquilla Lease Holdings, Inc.

        Barranquilla  Lease Holdings, Inc., a subsidiary  of GPU Power, through its wholly-owned subsidiary Los Amigos  Leasing Company, Ltd. ("Leaseco"), has

 begun to procure  equipment to be used by and leased  to TEBSA.  Pursuant to a lease agreement, Leaseco will  deliver certain non-Colombian equipment related to TEBSA,  and  TEBSA will  make  lease payments  equal  to the  interest  and principal payments on senior  bank debt and certain other expenses incurred by

 Leaseco.

 GPU International Australia Pty, Ltd. ("GPU International Australia")

        GPU  International  Australia  (formerly  EI  Australia Services  Pty.,

 Ltd.), a  subsidiary  of  GPU  Electric, provides  operations  and  management services to Solaris.



 Midlands Electricity plc

        In May,  1996, GPU  and  Cinergy  Corporation ("Cinergy")  formed  Avon

 Energy Partners plc ("Avon"), a wholly-owned subsidiary of Holdings.  Holdings is a 50/50 joint venture which acquired Midlands, an English regional electric company  ("REC").  GPU's 50 percent  interest in Holdings is held  by EI UK, a wholly-owned subsidiary of GPU Electric.



        EI  UK and Cinergy  have each invested approximately  $585.7 million in

 Holdings.   EI  UK has  borrowed approximately  $585.7 million  through a  GPU guaranteed  five-year  bank  term loan  facility  to  fund  its investment  in

 Holdings.  Holdings  has borrowed  approximately $1.6 billion  through a  non-

 recourse term loan and revolving credit facility to provide for the balance of the acquisition price.



        Midlands,  one  of  12  RECs  in the  United  Kingdom,  distributes and supplies electricity  to 2.2 million  customers in England  in an area  with a population of five  million.  Midlands  also owns  a generation business  that produces electricity domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England.



 4.     Services Obtained From Associated Companies

        GPU Energy provided  consulting services to GPU International Australia in the amount  of $16,106, for  the three months  ended December 31,  1996, in support of the development and management of Solaris' operations.



        GPU  Service, Inc.  provided consulting  services to  GPU Power  in the amount  of $72,255  related  to the  oversight and  management of  GPU Power's operations.



        GPU Service, Inc.  provided consulting services to GPU Electric  in the amount of $99,500  related to the oversight  and management of  GPU Electric's operations.





 5.     Services Provided to Associated Companies

        A  description  of  services provided  by  GPU  Electric  to  associate companies during the period October 1, 1996 through December 31,  1996 will be filed separately under a request for confidential treatment under Rule 104(b).

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                                    SIGNATURE



        PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY  ACT

 OF 1935,  THE UNDERSIGNED COMPANIES  HAVE DULY CAUSED  THIS CERTIFICATE TO  BE

 SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                       GPU, Inc.




                                       By:/s/ T. G. Howson

                                           T. G. Howson
                                           Vice President and Treasurer


                                       GPU International, Inc.




                                       By:/s/ B. L. Levy
                                           B. L. Levy, President


 Date:  April 4, 1997
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